

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


07044069

DC
NO ACT
P.E. 12-27-06

January 31, 2007

Kenneth L. Wagner
Associate General Counsel
Legal Department
Bank of America Corporation
NC1-002-29-01
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2007

Re: Bank of America Corporation
Incoming letter dated December 27, 2006

Dear Mr. Wagner:

This is in response to your letter dated December 27, 2006 concerning the shareholder proposal submitted to Bank of America by the Free Enterprise Action Fund. We also have received a letter from the proponent dated January 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner and General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

1085917




Bank of America
RECEIVED
2006 DEC 28 PM 1:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

KENNETH L. WAGNER
Associate General Counsel

December 27, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Free Enterprise Action Fund

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal and supporting statement on November 20, 2006 (the "Proposal") from the Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and
2. Six copies of the Proposal.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Board of Directors prepare a detailed "Business Social Responsibility Report." The Business Social Responsibility Report "may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessary burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies - including private property rights, trade liberalization, and deregulation - that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprises nonprofit groups, public relations and participation in effective business trade organizations."

The report calls for significant details on a number of topics. The supporting statement indicates that management should "take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities." In addition, the supporting statement describes the Proponent's views on legislative and regulatory initiatives advocated in the Proposal, such as tax reform, litigation and tort law reform and reform of the Sarbanes-Oxley Act of 2002. Finally, the supporting statement states that by failing to "defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion" which may subject businesses to greater governmental regulation, increased litigation and higher taxes.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rules 14a-8(i)(7) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) are intended, unless the context requires otherwise, to include its predecessor, Rule 14a-8(c)(7).

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. See *Exchange Act Release No. 34-40018* (May 21, 1998). The fact that a proposal is styled as a request for a report does not change its ordinary business nature. Pursuant to a Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). See *Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations.

The Proposal relates to several areas of the Corporation's ordinary business matters. The clear goal of the Proposal is for the Corporation to participate in public policy debates and lobbying activities to promote a less regulated business environment with lower taxes, little or no regulation, and reduced litigation risk. The Proposal overlaps into many areas of ordinary business, including the evaluation of the impact of government regulations, engaging the political or legislative process, and public relations. The Corporation and its management are in the best position to know what actions and plans are best for the Corporation in these areas. These matters are complex and require intimate knowledge of the relevant regulations and business environment impacting the Corporation on a day-to-day- basis. These are not the type of matters to be resolved by stockholders at the annual meeting. As discussed below, the Division has long permitted the exclusion of proposals that relate to the foregoing matters.

In *Northern States Power Company* (February 5, 1996), a proposal requested that the company propose and support regulatory reforms. In finding the proposal excludable, the Division stated that the proposal deals with ordinary business matters since it was "directed at involving the [c]ompany in the political or legislative process that relates to aspects of the Company's operations." See also, *Northern States Power Company* (February 14, 1997). In *Pacific Gas and Electric Company* (January 6, 1997) ("*PG&E*"), the Division concurred that a proposal requesting that the company take action to initiate litigation or other action to resist the impending utility deregulation in California could be excluded because it related to ordinary business matters. In *PG&E*, the proponent complained that the proposed deregulation plan was hurting the value of the company's common stock. The proposal in *PG&E* requested that the company lobby the Governor of California, the legislature of California and the California State Utility Commission regarding the impact of the proposed deregulation plan, and if that failed, to initiate litigation. See also, *Edison International* (January 13, 1997) (same) and *Pacific Enterprises* (February 12, 1996) (same). In *General Electric Company* (January 29, 1997) a proposal that related to taking positions on ballot initiatives related to "lobbying activities which related to the company's products" was excludable. The company argued that this proposal was consistent with Division precedent that proposals calling for companies to participate in judicial, administrative, and legislative processes dealt with ordinary business matters. In *Philip Morris Companies, Inc.* (January 3, 1996), a proposal that the company "refrain from any and all legislative efforts to preempt local ordinances" related to lobbying activities and was excludable. In *Electronic Data Systems Corporation* (March 24, 2000), a proposal related to a report on the impact of pension-related proposals under consideration by national policy makers. The Division found this proposal excludable since it sought to involve the company in the legislative process relating to aspects of the company's operations. See also, *International Business Machines Corporation* (March 2, 2000 (same); *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (same). In *General Motors Corporation* (April 7, 2006), a proposal to, among other things, petition the U.S. government for improved CAFE standards for light duty trucks and cars was excludable because it sought to involve the company in the political or legislative process relating to an aspect of the company's operations. Finally, in *International Business Machines Corporation* (January 21, 2002), a proposal to support the establishment of a national health insurance system was excludable because it sought to involve the company in the political or legislative process relating to an aspect of the company's operations.

It is without question that the Proposal seeks to involve the Corporation in the political or legislative process relating to numerous aspects of the Corporation's operations. The Proposal seeks a report on the Corporation's activities and plans with respect to the impact of various identified legislative and regulatory initiatives, as well as information on the Corporation's activities and plans with respect to promoting trade liberalization and deregulation. As with all the letters in the forgoing paragraph, the Proposal seeks to involve the Corporation into the legislative process with respect to numerous areas of its day-to-day operations (i.e., taxes, litigation, Sarbanes-Oxley compliance, general regulatory compliance and public relations). The day-to-day nature of the Proposal is particularly true for the Corporation as a financial service company because it operates in highly regulated businesses.

Similarly, the Division has addressed proposals that focus on the evaluation of the impact of government regulations or proposed legislation. In *General Electric Company* (January 17, 2006), a proposal (submitted by this same Proponent) requested the company to report on the impacts of the proposed flat tax. The Division determined that a proposal to "evaluate the impact of a flat tax on GE" was a matter of ordinary business and that the proposal was excludable. As with the current Proposal which seeks disclosure of the "actions and plans" of the Corporation to promote enhanced stockholder value through lobbying and similar activities, in *General Electric Company*, the proponent wanted the company to pursue legal and ethical means to achieve the goal of creating stockholder value. In addition, the proposal in *General Electric Company*, like the Proposal, was focused on creating a pro-business environment, stating "[t]ax reform is crucial to America's business competitiveness" because it will "reduce compliance costs and burdens to business and individuals; promote economic growth and job creation; encourage capital investment; and strengthen the ability of U.S. companies to compete in foreign markets." The clear goal of the Proposal is to have the Corporation promote a pro-business environment in manner and scope addressed in *General Electric Company*. See also, Verizon Communications Inc. (January 31, 2006, *affirmed on reconsideration* February 28, 2006) (same).

Earlier this year, this same Proponent requested a report on Microsoft Corporation's "rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet." See *Microsoft Corporation* (September 29, 2006). The Division found that because this proposal dealt with the evaluation of government regulation of the Internet, a matter of ordinary business, it was excludable. In this manner, the Proposal is similar—it requests the Corporation to evaluate the impact of government regulations in numerous areas that impact day-to-day operations and to take steps to minimize such impact. The supporting statement in *Microsoft Corporation*, just like the supporting statement of the Proposal, addresses the negative impact of government regulation and its adverse impact on business.

The Proposal also addresses public relations of the Corporation, another matter of ordinary business, to further its pro-business agenda. In *Johnson & Johnson* (January 12, 2004), a proposal requested the company to report on its public response "to regulatory, legislative and public pressure to increase access to prescription drugs." The requested report was to address the activities and plans to address the challenges facing the company's industry, including negative public perception, legal actions at state and federal levels, and increased governmental regulation. The Division found that the proposal, which related to "marketing and public relations" matters, was excludable. As was the case in *Johnson & Johnson*, the Proposal seeks to have the Corporation use public relations to combat the impact of government regulation.

The Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. However, matters regarding a company pursuing a pro-business environment with reduced taxes, deregulation and litigation reform, do not raise any significant policy issues as contemplated by Rule 14a-8(i)(7) (such as human rights, tobacco, executive compensation, environmental matters, etc). The Proposal merely relates to the day-to-day management of the Corporation's business. The Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006)

("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). In addition, Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. Furthermore, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal calls for a "Business Social Responsibility Report." The name of the report itself is misleading. Such a report is not a common report that is known to the Corporation or in the business community at large. In fact, the initial interpretation is that such a report would cover matters that relate to social issues, such as human rights, equal opportunity, and child labor. However, after review of the supporting statement, the requested report is anything but a report on socially conscientious activities of the Corporation. It is in fact a report driven by pro-business matters, deregulation, and free trade without regard to any social issues or costs.

The Proposal has three main prongs, each of which are vague and indefinite as follows:

> First Prong—*"Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessary burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).*

The Proposal does not define "impact." Does the Proposal seek to reduce only financial impact? What about the impact on the stockholders and stakeholders of the Corporation? What about the impact on the Corporation's business operations generally? The Proposal does not define what litigation is "unmeritorious." Would the Proponent define "unmeritorious" in the same manner that the Corporation or its stockholders define the term? Are all lawsuits that cost the Corporation money "unmeritorious"? What actions should the Corporation take to combat any of these matters? What position should the Corporation take on the numerous tort reform proposals that have been debated? In addition, the Proposal does not define "unnecessary burdensome laws and regulations." The Proposal cites the Sarbanes-Oxley Act of 2002, but the Corporation believes that many stockholders and other interested parties would not characterize Sarbanes-Oxley as unnecessary and burdensome. As a public company, the regulations require the Corporation to provide annual audited financial statements and other disclosures. These regulations could be viewed as burdensome. Does the Proposal suggest the Corporation lobby to remove these public reporting requirements so that compliance assets can be deployed elsewhere? How will the Corporation or its stockholders decide what laws are unnecessary? At what point does compliance become too "burdensome"?. Many of these laws and regulations protect the Corporation's customers. Should the Corporation lobby against laws that if repealed, may hurt its customers? If these laws were repealed, would the Corporation be at risk for lost customers? Similarly, what taxes are objectionable to the Proponent? What tax reform should the Corporation pursue? Should the Corporation lobby for no taxes, a lower tax rate, or a flat tax, as the Proponent has requested of other companies?

> Second Prong—*"Promoting key pro-free enterprise principles and public policies - including private property rights, trade liberalization, and deregulation - that expand business opportunities and increase shareholder value."*

The Proposal does not define what "key pro-free enterprise principles and public policies" include. It attempts to do so, by mentioning "private property rights, trade liberalization, and deregulation." However, these terms are similarly undefined. What aspects of private property rights is the Corporation supposed to address? Should the Corporation advocate eminent domain positions that protect private individual rights, or that favor business (such as the taking of property from individuals to redevelop the land into a commercial project)? What is included in "trade liberalization"? Is this related to global trade matters, such as tariffs, or does it call for a borderless North America? What regulations does the Proposal want to be deregulated? As a financial services company subject to multiple regulatory bodies, this is a critical issue that needs extreme clarity. Such clarity is not provided to the Corporation or stockholders. What is the impact on the Corporation if its investors and customers lose the regulatory protection on which they rely? What happens to the Corporation's market capitalization (and thus, its cost of capital) and its stockholders investment portfolio if the capital markets become unregulated and investors lose confidence in the capital markets? Is this an area the Corporation should seek to deregulate? Furthermore, the Corporation practices before numerous regulatory agencies and desires to maintain a positive working relationship with such agencies. Does the Proposal clearly indicate the risk to the Corporation if it aggressively attacks the regulations of these agencies?

> Third Prong—*"Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations."*

In addition, the Corporation is unable to determine what actions it must take in "[p]romoting the social benefits of business and the virtues of capitalism." It is unlikely that stockholders will have a better understanding. While the Corporation can join various organizations, it cannot determine if these organizations are "pro-free enterprise nonprofit groups" or "effective business trade organizations." How can anyone know if these organizations promote the "social benefits of business and the virtues of capitalism," whatever they may be?

These three prongs of the proposal raise an unlimited number of questions to which the Corporation and its stockholders do not and will not know the answers. The supporting statement provides little guidance on any of these matters.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." See *Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. See *Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to adopt, implement or confirm the actions and plans required in the three prongs of the Proposal. The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner/kmo

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
Free Enterprise Action Fund

EXHIBIT A

action fund management.LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671
Date 11/20/06 # of pages 3
To William Mostyn From Steve Milloy
Co./Dept. Corp Sec. Co. FEAF/AFM
Phone # Phone # 301-258-2852
Fax 704-386-1670 Fax #

BY FAX

OFFICE OF THE
NOV 2 [illegible]
CORPORATE SECRETARY

November 20, 2006

Mr. William Mostyn III
Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Mostyn:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bank of American Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "FEAF") is the beneficial owner of approximately 2385 shares of the Company's common stock. The FEAF intends to hold the shares through the date of the Company's next annual meeting of shareholders. We will forward to you a letter containing the record holder's appropriate verification of the FEAF's beneficial ownership of the afore-mentioned Company stock.

The FEAF's designated representatives in this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAF. Mr. Milloy, Dr. Borelli or a person to be designated will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAF, Owner of Bank of America Corporation Common Stock

Enclosures: Shareholder Proposal: Business Social Responsibility Report

Business Social Responsibility Report

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Failing to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 2, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Bank of America Corporation; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 27, 2006 request by Bank of America Corporation ("BAC" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with BAC's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

We believe the Proposal is not excludable for any of the reasons claimed by BAC.

THE PROPOSAL

The Proposal states in its entirety:

> Business Social Responsibility Report
>
> Resolved: The shareholders request that the Board of Directors prepare by November 2007, at reasonable expense and omitting proprietary information, a Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:
>
> 1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
> 2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
> 3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Failing to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

RESPONSE TO BAC's CLAIMS

I. Summary of the Proposal

The Proposal requests that BAC prepare a report for shareholders describing what, if any, activities the Company is undertaking to improve the general environment for the conduct of business ("business environment"). The Company already maintains Internet web pages that address some of BAC's activities aimed at improving the social and natural environment, including community development activities[1], corporate philanthropy[2] and environment[3].

The Proposal takes the view that the business environment is as significant a social policy issue and as important an issue as the issues discussed on BAC's Internet web pages.

The Proposal requests information about what BAC is doing to improve the business environment. Potential topics of interest to shareholders mentioned in the Proposal include reducing the impacts of unmeritorious litigation; reducing unnecessarily burdensome laws and regulations; reducing taxes; promoting pro-free enterprise principles and policies; and promoting the social benefits of business and the virtues of capitalism.

Significantly, none of these issues must be included in the report. The Proposal clearly states that BAC "may" include them in the report.

The Proposal does not request that BAC taken any action other than to report to shareholders. The broad discretion the Proposal provides to BAC in producing the report – particularly with respect to what subject areas and information BAC chooses to include – precludes BAC from arguing that the Proposal aims at involving BAC in specific political and legislative activities. The Proposal merely asks, generally, for a report on what BAC is doing to improve the business environment.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

BAC erroneously claims that the report is focused on involving the Company in public policy debates and lobbying on specific matters. First, the Proposal only asks for a report in the nature of disclosure. Second, the Proposal provides BAC with broad discretion in choosing what topics to include in the report. The broad discretion given to BAC means that the Proposal is not intended to involve BAC in any specific public policy debates or legislative activities. Moreover, the Proposal cannot possibly seek to involve BAC in lobbying since shareholders have no idea what BAC may or may not be doing with regard to such activities. BAC may already be involved in lobbying activities, in which case BAC's argument fails since the Company would already be involved in lobbying.

BAC's reliance on prior Staff decisions is misplaced as follows:

- *Northern States Power Company (Feb. 5, 1996), Northern States Power Company (Feb. 14, 1997), Pacific Gas and Electric Company (Jan. 6, 1997), Edison International (Jan. 13, 1997), Pacific Enterprises (Feb. 12, 1996), General Electric Company (Jan. 29, 1997), Philip Morris Companies, Inc. (Jan. 3, 1996), Electronic Data Systems Corporation (Mar, 24, 2000), International Business Machines Corporation (Mar. 2,*

[1] *See* http://www.bankofamerica.com/community/.
[2] *See* http://www.bankofamerica.com/foundation/.
[3] *See* http://www.bankofamerica.com/environment/.

2000), Niagara Mohawk Holdings, Inc. (Mar. 5, 2001), General Motors Corporation (Apr. 7, 2006) and *International Business Machines Corporation (Jan. 21, 2002)* are distinguishable since those proposals requested that companies become involved in specific legislative and/or regulatory activities. In contrast, the instant Proposal requests a general report on what BAC is doing to improve the business environment. The Proposal does not request that BAC become involved in specific legislative activities.

- *General Electric Company (Jan. 17, 2006)* and *Verizon Communications (Jan. 31, 2006)* are distinguishable since those proposals requested the companies to speculate about the impacts of a specific legislative action, i.e., the enactment of a flat tax. The instant Proposal, in contrast, requests a report on actual Company actions take to improve the general business environment.

- *Microsoft Corporation (Sep. 29, 2006)* is under appeal by FEAOX with the Commission and comment is inappropriate at this time. Without prejudicing FEAOX's appeal, however, that proposal does focus on a specific legislative topic, i.e., expanded government regulation of the Internet.

- *Johnson & Johnson (Jan. 12, 2004)* is distinguishable since that proposal focused on specific legislative and regulatory activities. In contrast, the instant Proposal requests a report on BAC's general activities to improve the business environment.

Although the Proposal mentions various issues that *may* be included in the requested report, none are mandatory. BAC may exercise broad discretion as to what material is included in the report.

The Proposal does not seek to micro-manage BAC and BAC presents no facts or other evidence to support this allegation.

III. The Proposal is not excludable as vague and indefinite.

BAC ingenuously claims that the Proposal is vague and indefinite. The Proposals terms and concepts are in common usage and are readily understandable to shareholders – despite BAC's feigned confusion. In any event, BAC may exercise its own discretion in interpreting the terms and scope of the Proposal.

The Proposal's title – i.e., "Business Social Responsibility Report" – is not misleading. The concept of "business social responsibility" is not inherently limited to issues such as human rights, equal opportunity or child labor. BAC ignores that one of the seminal works in the area of business social responsibility is Nobel laureate Milton Friedman's September 1970 *New York Times* article entitled, "The Social Responsibility of Business Is to Increase Its Profits." This article – and the debate surrounding it – is often required reading in business schools that offer corporate social responsibility curricula.

BAC questions the Proposal's use of the term "unmeritorious litigation." But BAC is a member[4] of the U.S. Chamber of Commerce, which advocates against unmeritorious litigation by, among other activities, advocating for tort reform[5] and against class action abuse[6]. BAC's claims in this section seem to express points of view about the Proposal rather than reasons for the Proposal being excludable as vague and indefinite – e.g., "...the Corporation believes that many stockholders and other interested parties would not characterize Sarbanes-Oxley as unnecessary and burdensome" and "Should the Corporation lobby against laws that, if repealed, may hurt its customers?"

BAC's argument shows that it quite clearly comprehends the terms used in the Proposal and, thus, the Proposal is not excludable as vague and indefinite.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject BAC's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and BAC and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to BAC and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from BAC or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or BAC's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Kenneth L. Wagner, Bank of America

[4] See http://www.uschamber.com/portal/medicare/about/members.htm.
[5] See e.g., http://www.uschamber.com/press/releases/2004/september/04-122.htm.
[6] See e.g., http://www.uschamber.com/nclc/061206_nclc_press.htm.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 27, 2006

The proposal requests a report on Bank of America's activity and plans with respect to certain regulatory matters and public policies.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7) as relating to Bank of America's ordinary business operations (i.e., evaluating the impact of government regulation on the company). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Derek Bartel Swanson
Attorney-Adviser

END